

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0238
Expires:	March 31, 2018
Estimated average burden hours per response	0.5

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act") and in connection with such notice submits the following information:

Name:* Jackson Advisory Group Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):
1627 27th Court South Homewood, Alabama 35209

Telephone Number (including area code): 205-566-3924

Name and address of agent for service of process:
Wendell L. Jackson Jr.
PO Box 59844 Birmingham, Alabama 35259

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of ~~Birmingham~~ and the state of Alabama on the 23 day of November, 2015.

[SEAL]

FAITH LEONARD
My Commission Expires 8/4/19
NOTARY PUBLIC
ALABAMA STATE AT LARGE

(Signature)

Jackson Advisory Group Inc.
(Name of Company)

By Wendell L. Jackson Jr.
(Name of director, officer or general partner signing on behalf of the company)

President
(Title)

Attest:
(Name)

Notary
(Title)

*In selecting a name a company should consider the following: (a) section 35(d) of the Act; (b) the current list of companies registered under the Act (in order to ascer-

SEC1936 (03-01)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.